Exhibit 99.2

SUPPLEMENTAL DISCLOSURE

Operating and Financial Review and Prospects

Except where the context requires otherwise, references to “Globant,” “we,” “us,” and “our” refer to Globant S.A., together with its consolidated subsidiaries.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed interim consolidated financial statements as of March 31, 2020 and for the three months ended March 31, 2020 and 2019 attached as an exhibit to this report on Form 6-K and the information set forth under “Item 5. Operating and Financial Review and Prospects” and our annual consolidated financial statements and related notes, in each case included in our Annual Report on Form 20-F for the year ended December 31, 2019. Our annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and our condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2019.

Business Update Regarding COVID-19

During the first quarter of 2020, the spread of a new strain of coronavirus and the disease created by that virus, COVID-19, has created a global pandemic, presenting substantial public health and economic challenges around the world. The global pandemic is affecting our employees, communities and business operations, as well as the global economy and financial markets. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19, the actions taken to contain it or treat its impact and the economic impact on local, regional, national and international markets.

The disclosure in the remainder of this report is qualified by the disclosure in this section on the impacts of COVID-19 and, to the extent that the disclosure in the remainder of this report refers to a financial or performance metric that has been affected by a trend or activity, that reference is in addition to any impact discussed in this section of the impacts of the COVID-19 pandemic. The effect of the COVID-19 pandemic is rapidly evolving and, as such, the information contained in this report is accurate as of the date hereof, but may become outdated due to changing circumstances beyond our present awareness or control.

Our COVID-19 Pandemic Response

We have been monitoring government actions taken to curb the spread of COVID-19 very closely and we have promptly responded to ensure business continuity, taking concrete measures designed to ensure the health and safety of our Globers and our business. We created a committee to lead our company’s efforts to secure business continuity, which resulted in our making adjustments to our operations, including moving more than 99.5% of our employees to working from home by April 15, 2020 in close collaboration with our customers and without disrupting the delivery of our services, while maintaining our unique culture with diverse virtual initiatives.

Our Employees

Our senior leadership team is deeply engaged in keeping our employees safe. With the vast majority of our employees able to work productively from a remote location, we do not expect that social distancing requirements or restrictions on non-essential businesses will have a material adverse effect on our ability to operate our business or productively deliver services to our customers, nor on our financial reporting systems, internal control over financial reporting, or disclosure controls and procedures.

Restrictions on travel and immigration in many countries, including without limitation the April 22, 2020 Presidential Executive Order suspending some immigration into the United States for 60 days, may impact our operations. However, we do not believe that the immigration restrictions in place at this time or general travel restrictions implemented as a result of the COVID-19 pandemic will have a material adverse effect on our business or financial condition and we anticipate expediting immigration processing for our employees if and when the Executive Order is lifted.

Our Customers

Our global delivery model enables us to deliver our services and solutions from our delivery centers to global customers across all geographies. The effective implementation of our business continuity plans allowed us to make the incremental change to deliver services and solutions to our customers from remote locations instead of from our delivery centers. In addition, we have created specific service offerings to guide companies as they face the new reality. Globant’s augmented collaboration approach aims to deploy artificial intelligence as a propeller of decentralized teams. The suite includes our proprietary StarMeUp OS to promote internal culture and employee engagement, augmented coding to improve developers’ performance, and Agile Pods to increase productivity. Also, our business continuity approach identifies and disseminates insights that are meant to help organizations create the right strategy to remain at the forefront of users’ expectations. We are committed to continuing to provide our customers with the products, services and solutions they seek to deliver business results.

Notwithstanding our ability to productively provide our services and solutions remotely, deterioration in economic conditions for our customers could materially reduce our sales and profitability. Reduced demand from our customers or our customers’ customers, potential financial distress in our customer base due to deteriorating economic conditions, and volatile macroeconomic conditions could result in reduced sales and decreased collectability of accounts receivable which would negatively impact our results of operations. Based on currently available information and management’s current expectations, we believe that our revenues will decline in the second quarter of 2020 as compared to the first quarter of 2020. Depending on the duration of the COVID-19 pandemic, the lifting of measures implemented to contain it and the timing and speed of economic recovery, reduced sales volume and, consequently, reduced revenue, could extend beyond the second quarter of 2020. While our digital services are essential to more businesses in a COVID-19 pandemic, an extended downturn and global recession might shrink our market opportunity as industries struggle with liquidity constraints.

Though our results of operations depend on our ability to successfully collect payment from our customers for work performed, historically, credit losses and write-offs of trade receivables have not been material to our consolidated financial statements. If, in addition to our customer LATAM Airlines Group S.A., any of our other customers enter bankruptcy protection or otherwise take steps to alleviate their financial distress resulting from the COVID-19 pandemic, the amounts of credit losses and write-offs of trade receivables related to COVID-19 effects that we experienced in the first three months of 2020, which amounted to $1.7 million, is likely to increase, which would negatively impact our results of operations.

Our Community

We have been and continue to be, very active in helping the communities where we live and operate better meet the unprecedented challenges posed by the COVID-19 pandemic. We are doing this through various volunteer projects, including the development of a series of applications and tools that we are donating to governments and non-governmental institutions, the roll out of different courses and training programs aimed at helping schools become digital and the printing of medical supplies with 3D printers.

Moving Forward

We are strongly positioned as a pure digital player to help organizations adapt to the new environment they are facing and will face as a result of adapting to the COVID-19 pandemic and the measures taken in response to it. The current situation will create new opportunities as it pushes companies to reinvent themselves and move further into their digital and cognitive transformation. As a leader in this arena, Globant is well placed to partner with companies and lead this path.

Nevertheless, there is uncertainty around the impacts the COVID-19 pandemic and measures taken in response to it will have on our business, financial condition and results of operations. We will continue to actively monitor our business and the needs of our employees, customers and communities to determine the appropriate actions by us to protect the health and safety of our employees and our ongoing operations, including actions informed by the requirements and recommendations of federal, state and local authorities in the United States and in the other jurisdictions where we have operations.

Economic and demand uncertainty in the current environment may impact our future results of operations, financial condition and liquidity. We are monitoring the demand for our services, including the duration and degree of any declines or delays in new customer projects. We continue to assess how the effects of the COVID-19 pandemic and measures taken in response to it on the economy may impact human capital allocation, revenue, operating expenses and profitability.

For additional information on the various risks posed by the COVID-19 pandemic, see “Risk Factors” included in this report.

Three months ended March 31, 2020 compared to the three months ended March 31, 2019

Revenues

Revenues were $191.6 million for the three months ended March 31, 2020, representing an increase of $45.4 million, or 31.1%, from $146.2 million for the three months ended March 31, 2019.

Revenues from North America increased by $35.0 million, or 32.5%, to $142.8 million for the three months ended March 31, 2020 from $107.8 million for the three months ended March 31, 2019. Revenues from Latin America and other countries increased by $12.4 million, or 50.1%, to $37.3 million for the three months ended March 31, 2020 from $24.9 million for the three months ended March 31, 2019. Revenues from Europe decreased by $2.1 million, or 15.2%, to $11.5 million for the three months ended March 31, 2020 from $13.5 million for the three months ended March 31, 2019.

Revenues from media and entertainment clients increased by $9.8 million, or 26.8%, to $46.4 million for the three months ended March 31, 2020 from $36.6 million for three months ended March 31, 2019. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for our scalable platform solutions, gaming solutions, continuous evolution and quality engineering practices. Revenues from banks, financial services and insurance clients increased by $12.0 million, or 36.0%, to $45.4 million for the three months ended March 31, 2020 from $33.4 million for the three months ended March 31, 2019. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to mobile solutions, agile delivery, user interface engineering and cloud. Revenues from travel and hospitality clients decreased by $0.1 million, or 0.3%, to $22.3 million for the three months ended March 31, 2020 from $22.4 million for the three months ended March 31, 2019. This decrease was primarily attributable to lower demand for scalable platforms and cloud operation services. Revenues from technology and telecommunications clients increased by $5.5 million, or 30.0%, to $23.6 million for the three months ended March 31, 2020 from $18.2 million for the three months ended March 31, 2019. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand in big data, continuous evolution, user interface engineering and the cross-selling capabilities of our Studios. Revenues from professional services clients increased by $7.5 million, or 52.1%, to $21.8 million for three months ended March 31, 2020 from $14.3 million for the three months ended March 31, 2019. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to scalable platforms, agile delivery, process automation and cloud practices. Revenues from consumer, retail and manufacturing clients increased by $8.0 million, or 44.9%, to $25.8 million for the three months ended March 31, 2020 from $17.8 million for the three months ended March 31, 2019. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to scalable platforms solutions, agile delivery and continuous evolution practices, supported by the cross-selling of our Studios. Revenues from clients in other verticals increased by $2.8 million, or 78.5%, to $6.3 million for the three months ended March 31, 2020 from $3.5 million for the three months ended March 31, 2019.

Revenues from our top ten clients increased by $18.8 million, or 31.5%, to $78.5 million for the three months ended March 31, 2020 from $59.7 million for the three months ended March 31, 2019 reflecting our ability to increase the scope of our engagement with our main customers. Revenues from Disney, our largest client for the three months ended March 31, 2020, increased by $7.0 million, or 45.6%, to $22.3 million for the three months ended March 31, 2020 from $15.3 million for the three months ended March 31, 2019.

Cost of Revenues

Cost of revenues was $119.4 million for the three months ended March 31, 2020, representing an increase of $30.6 million, or 34.5%, from $88.7 million for the three months ended March 31, 2019. The increase was primarily attributable to salary expenses related to the net addition of 3,146 IT professionals since March 31, 2019, which represented an increase of 36.6%, together with a lower attrition level. We increased the number of our IT professionals in order to satisfy growing demand, and in anticipation of future demand, for our services. The number of our IT professionals also increased as a result of our onboarding the employees of the companies we acquired during 2019. Cost of revenues as a percentage of revenues increased to 62.3% for the three months ended March 31, 2020 from 60.7% for the three months ended March 31, 2019. The increase was primarily attributable to a faster hiring pace and the inclusion of employees from the companies we acquired, combined with a lower attrition level, which resulted in a large increase of our pool of IT professionals and related costs as well as a slight decrease in utilization rates. We expect that the demand for our services will continue to grow and that the utilization rates of our IT professionals will increase in future periods.

Salaries, employee benefits and social security taxes and share-based compensation, the main component of cost of revenues, increased by $28.4 million, or 34.6% to $110.5 million for the three months ended March 31, 2020 from $82.1 million for the three months ended March 31, 2019. The increase is mainly related to the previously mentioned net addition of 3,146 IT professionals since March 31, 2019. Salaries, employee benefits and social security taxes include a $1.1 million share-based compensation expense for the three months ended March 31, 2020 and $1.4 million share-based compensation expense for the three months ended March 31, 2019.

Depreciation and amortization expense was $2.3 million for the three months ended March 31, 2020 and $1.2 million for the three months ended March 31, 2019. The increase is mainly due to the depreciation of computer equipment acquired to satisfy growing demand for our services.

Travel and housing expense was $4.1 million for the three months ended March 31, 2020 and $3.3 million for the three months ended March 31, 2019. The variation is explained by an increase in travel expenses related to integration and expansion activities.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $51.9 million for the three months ended March 31, 2020, representing an increase of $13.2 million , or 34.3%, from $38.6 million for the three months ended March 31, 2019. The increase was primarily attributable to $8.3 million increase in salaries, employee benefits and social security taxes and share-based compensation related to the addition of a number of senior sales executives and is also explained by management and administrative teams coming from the companies that we acquired during 2019; a $0.6 million increase in depreciation of right-of-use assets; and a $1.2 million increase in office and rental expenses related to the opening of our new delivery centers. In addition, there was a $2.7 million increase in professional fees mainly related to tax matters and legal fees and subscriptions to new software licenses. Selling, general and administrative expenses as a percentage of revenues increased to 27.1% for the three months ended March 31, 2020 from 26.4% for the three months ended March 31, 2019. Share-based compensation expense within selling, general and administrative expenses accounted for $5.2 million, or 2.7%, as a percentage of revenues for the three months ended March 31, 2020, and $3.0 million, or 2.0%, as a percentage of revenues for the three months ended March 31, 2019.

Net Impairment Losses on Financial Assets

During the three months ended March 31, 2020 and 2019, we recorded a loss for impairment of financial assets of $1.6 million and $0.4 million, respectively. The variation is primarily attributable to an increase in the expected credit loss for trade receivables from customers within the “Travel & Hospitality” industry, due to the outbreak of COVID-19. In the future, additional impairments may be recorded as a result of COVID-19’s impact on this or other industries.

On May 26, 2020, our customer LATAM Airlines Group S.A. sought the protection of the U.S. Bankruptcy Court for the Southern District of New York on behalf of itself and 28 of its direct and indirect subsidiaries. LATAM Airlines was our fourth largest client by revenues in the quarter ended March 31, 2020 and, as of that date, we had $12.4 million of receivables from LATAM Airlines under statements of work awarded to us under our master services agreement with this customer. In addition, we had $3.5 million of unbilled fees for the month of April 2020. For more information, see “Risk Factors—Our fourth largest client by revenues, has filed for Chapter 11 protection in the U.S. Bankruptcy Court” in this report.

Gain on Transaction with Bonds

Gain on transaction with bonds was $2.3 million for the three months ended March 31, 2020, while we did not engage in these types of transactions during the three months ended March 31, 2019.

Finance Income

Finance income for the three months ended March 31, 2020 was $13.7 million compared to $0.9 million for the three months ended March 31, 2019, mainly resulting from foreign exchange gains of $13.2 million as compared to $0.1 million for the three months ended March 31, 2020 and 2019, respectively.

Finance Expense

Finance expense increased to $15.5 million for the three months ended March 31, 2020 from $3.7 million for the three months ended March 31, 2019, primarily due to the following for three months ended March 31, 2020: a foreign exchange loss of $7.1 million mainly related to the impact of the weakening of some Latin American currencies against the U.S. dollar on our monetary assets, denominated in such currencies; a loss of $5.9 million primarily related to financial assets measured at fair value through profit and loss; and interest expense of $2.1 million. Other financial expenses totaled $0.4 million for three months ended March 31, 2020.

Other Income and Expenses, Net

Other income, net for the three months ended March 31, 2020 was a gain of $16.0 thousand, as compared with expenses of $19.0 thousand for the three months ended March 31, 2019.

Income Tax

Income tax expense amounted to $6.1 million for the three months ended March 31, 2020, an increase of $2.7 million from $3.4 million income tax expense for the three months ended March 31, 2019. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) increased to 31.6% for the three months ended March 31, 2020 from 22.1% for the three months ended March 31, 2019. The higher effective tax rate during the three months ended March 31, 2020 is principally explained by the impact of the weakness of some Latin American currencies against the U.S. dollar.

Net Income for the Period

As a result of the foregoing, we had a net income of $13.2 million for the three months ended March 31, 2020, compared to net income of $12.1 million for the three months ended March 31, 2019.

For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from proceeds from borrowings and operating activities. For the three months ended March 31, 2020, we derived 93.0% of our revenues from clients in North America and Latin America pursuant to contracts that are entered into by our subsidiaries located in the United States, Argentina, Chile, Mexico and Colombia.

Our primary cash needs are for capital expenditures (consisting of additions to property and equipment and to intangible assets) and working capital. From time to time we also require cash to fund acquisitions of businesses.

Our primary working capital requirements are to finance our payroll-related liabilities during the period from delivery of our services through invoicing and collection of trade receivables from clients.

We incur capital expenditures to open new delivery centers, for improvements to existing delivery centers, for infrastructure-related investments and to acquire software licenses.

We will continue to invest in our subsidiaries. In the event of any repatriation of funds or declaration of dividends from our subsidiaries, there will be a tax effect because dividends from certain foreign subsidiaries are subject to taxes.

As of March 31, 2020, we had cash and cash equivalents and investments of $134.2 million. As of May 31, 2020, we had cash and cash equivalents and investments of $155.2 million, current borrowings of $2.2 million and non-current borrowings of $125.2 million. As of May 31, 2020, $225 million remains available under the terms of our Amended and Restated Credit Agreement.

Investments

The following table sets forth our historical capital expenditures for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
	2020	2019
	(in thousands)
Capital expenditures	$9,163	$4,554

During the three months ended March 31, 2020, we invested $5.5 million in capital expenditures primarily on the expansion of our delivery center in Tandil, Argentina, and computer equipment for our delivery centers in Argentina, Uruguay, Mexico and Chile. Additionally, we invested $3.6 million in internal developments and acquired licenses. Capital expenditures vary depending on the timing of new delivery center openings and improvements of existing delivery centers and, primarily with respect to the acquisition of hardware and software, on the specific requirements.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	Three months ended March 31,
	2020	2019
	(in thousands)

Net cash (used in) provided by operating activities	$(5,351)	$8,804
Net cash provided by (used in) investing activities	2,913	(48,916)
Net cash provided by financing activities	71,495	5,016

	$69,057	$(35,096)
Cash and cash equivalents at beginning of the period	62,721	77,606
Effect of exchange rate changes on cash and cash equivalents	863	(309)
Cash and cash equivalents at end of the period	132,641	42,201
Net increase (decrease) in cash and cash equivalents at end of period	$69,057	$(35,096)

Operating Activities

Net cash used in operating activities consists primarily of profit before taxes adjusted for non-cash items, including depreciation and amortization expense, and the effect of working capital changes.

Net cash used in operating activities was $5.4 million for the three months ended March 31, 2020, as compared to net cash provided by operating activities of $8.8 million for the three months ended March 31, 2019. This variance of $14.2 million in net cash used in operating activities was primarily attributable to a $19.0 million decrease in working capital, mainly explained by the fact that in 2020 bonuses were paid in March while the payment of bonuses in 2019 occurred in April; a $6.5 million increase in profit before income tax expense adjusted for non-cash-items, and a $1.7 million increase in income tax payments, net of reimbursements.

Investing Activities

Net cash of $2.9 million was provided by investing activities for the three months ended March 31, 2020, as compared to $48.9 million of net cash used in investing activities during the three months ended March 31, 2019. We invested in mutual funds, treasury bills and sovereign bonds, which generated cash flows of $20.4 million and $4.1 million during the three months ended March 31, 2020 and 2019, respectively. We invested $10.2 million in fixed and intangible assets and $3.4 million in payments related to acquisitions during the three months ended March 31, 2020, compared with $5.5 million and $48.0 million during the three months ended March 31, 2019, respectively. We made payments of $3.9 million and obtained proceeds of $0.5 million related to forward contracts for the three months ended March 31, 2020 and 2019, respectively.

Financing Activities

Net cash of $71.5 million was provided by financing activities for the three months ended March 31, 2020, as compared to $5.0 million of net cash provided by financing activities for the three months ended March 31, 2019. During the three months ended March 31, 2020, we received $2.0 million from the issuance of shares under our share-based compensation plan, $0.9 million in proceeds from subscription agreements and proceeds from borrowings of $75.0 million. Additionally, during the three months ended March 31, 2020 we paid $5.3 million of lease liabilities and $1.1 million of borrowings.

During the three months ended March 31, 2019, we received $6.0 million from the issuance of shares under our share-based compensation plan and $2.4 million in proceeds from subscription agreements. Additionally, during the three months ended March 31, 2019, we paid $3.3 million of lease liabilities.

Future Capital Requirements

We believe that our existing cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. In addition, as of March 31, 2020, our subsidiary IAFH Global S.A. had recognized an aggregate of $1.3 million in value-added tax credits. We expect to monetize the value of those value-added tax credits by way of cash reimbursement from Administración Federal de Ingresos Públicos ("AFIP") during 2020.

Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. If our cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. We cannot assure you that we would be able to raise additional funds on favorable terms or at all, including as a result of increased market volatility in the capital markets attributable to COVID-19.

The COVID-19 pandemic and measures taken to contain its impact have caused material disruptions in both national and global financial markets and economies. The future impact of the COVID-19 pandemic and the measures enacted to contain its impact cannot be predicted with certainty and may increase our borrowing costs and other costs of capital and otherwise adversely affect our business, results of operations, financial condition and liquidity.

Summary of Significant Accounting Policies

Our unaudited condensed interim consolidated financial statements as of March 31, 2020 and for the three months ended March 31, 2020 and 2019 have been prepared using the same accounting policies as used in the preparation of our audited consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards and interpretations effective as of January 1, 2020, as described below.

Application of new and revised International Financial Reporting Standards

We have adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to our operations and that are mandatorily effective at March 31, 2020 as described in note 2.1 to our audited consolidated financial statements for the year ended December 31, 2019. The impact of the new and revised standards and interpretations mentioned on our condensed interim consolidated financial statements as of March 31, 2020 and for the three months ended March 31, 2020 and 2019 is described as follows.

We adopted the following standards and interpretation that became applicable for annual periods commencing on or after January 1, 2020:

Amendments to References to the Conceptual Framework in IFRS Standards
Amendment to IFRS 3	Definition of a Business
Amendment to IAS 1 and IAS 8	Definition of Material

Amendment to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Amendment to IAS 1	Classification of Liabilities as Current or Non-Current 1

[1]	Effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively. Earlier application is permitted.

Those standards did not have any impact on the Company’s accounting policies and did not require retrospective adjustments.

As of March 31, 2020, the Company’s loans and interest rate swap that bear interest based on LIBOR include a clause that provides alternative interest rates in case of a discontinuity of LIBOR.

New accounting pronouncements

As of March 31, 2020, no new or revised IFRS have been issued. The new and revised IFRS that have been issued but are not yet mandatorily effective are described in note 2.1 to our audited consolidated financial statements for the year ended December 31, 2019.

Legal Proceedings

Certain of our non-U.S. subsidiaries are currently under examination by the U.S. Internal Revenue Service (“IRS”) regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. Our subsidiaries filed protests of these proposed assessments with the IRS on July 16, 2018. As of the date of this report, we have not received an answer to such filings. As of the date of this report, management cannot make any predictions about the final outcome of this matter or the timing thereof.

One of our Colombian subsidiaries is currently under examination by the Unidad de Gestión Pensional y Parafiscales (the “UGPP”) regarding social contribution payments for the fiscal year 2016. On November 6, 2019, the UGPP issued a demand letter to our Colombian subsidiary proposing a preliminary assessment of $2.1 million plus penalties and interest for social contribution payments during such year and requesting our Colombian subsidiary to revert with its own assessment. The response letter was presented by our Colombian subsidiary on February 5, 2020, after which date, the UGPP will have six months to issue its final determination.

On August 8, 2019, Certified Collectibles Group, LLC (“CCG”) and its affiliates filed a complaint in the U.S. District Court for the Middle District of Florida, Tampa Division, (Civil Action No. 19-CV-1962) against Globant S.A. and Globant, LLC.  The complaint, arising from a dispute relating to a service contract, alleges nine causes of action against Globant, LLC: (1) fraudulent inducement of contract; (2) fraud; (3) fraudulent concealment; (4) negligent misrepresentation; (5) breach of contract and breach of express warranty; (6) violation of Florida’s Deceptive and Unfair Trade Practices Act; (7) professional negligence; (8) declaratory judgment; and (9) unjust enrichment. The complaint names Globant S.A. as a defendant with respect to several of these causes of action (counts 2-4, 6-7, and 9), on the alleged theory that Globant S.A. was an “alter ego” or agent of Globant, LLC. Globant, LLC has filed a motion to dismiss the complaint for failure to state a claim, and Globant S.A. has filed a motion to dismiss for lack of personal jurisdiction. CCG has opposed these filings. The court has not yet ruled on the motions to dismiss.

In addition to the foregoing, as of the date of this report, we are a party to certain other legal proceedings, including tax and labor claims, where the risk of loss is considered possible. In the opinion of our management, the ultimate disposition of such threatened and/or pending matters, either individually or on a combined basis, is not likely to have a material effect on our financial condition, liquidity or results of operations.

Risk Factors

The following risk factors are intended to supplement and/or amend, as applicable, the risk factors set forth in our Annual Report on Form 20-F for the year ended December 31, 2019 and should be read together with such risk factors. To the extent there is a conflict between the risk factors set forth below and the risk factors included in our Annual Report, you should rely on the risk factors set forth below, as such risk factors were prepared as of a more recent date.

Risks Related to Our Business and Industry

The extent to which the coronavirus (“COVID-19”) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and are difficult to predict.

The global impact of the COVID-19 outbreak and measures taken to reduce the spread of the virus have had an adverse effect on the global macroeconomic environment, and have significantly increased economic uncertainty and reduced economic activity. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns.

Governments around the globe have taken steps to mitigate some of the more severe economic effects of the virus, but there can be no assurance that such steps will be effective or achieve their desired results in a timely fashion or at all.

We have taken numerous actions to protect our employees and our business following the spread of COVID-19 (including, among others, restricting employee travel, developing social distancing plans for our employees and cancelling physical participation in meetings, events and conferences), and we may take further actions if and when required by government authorities or as we determine are in the best interests of our employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus.

The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition in the longer term will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, the duration, spread and severity of the outbreak, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions broadly resume.

In particular, we may experience reduced revenues and/or financial losses as a result of a number of operational factors, including:

•	Customer pricing pressure, payment term extensions and insolvency risk - As our customers face reduced demand for their products and services, reduce their business activity and face increased financial pressure on their businesses, we may face downward pressure on our pricing and gross margins if we make pricing concessions to customers. In addition, in response to the requests of some of our customers, we have granted extended payment terms. We expect that some of our customers will continue to make such requests, which may have an adverse effect on our cash flows from operations. We may also face a significantly elevated risk of customer insolvency, bankruptcy or liquidity challenges which may result in a failure to be paid for services we have performed and expenses we have incurred, which could in turn result in us having to take a charge in the period in which the related receivable was written down or written off. In this regard, LATAM Airlines Group S.A., which was our fourth largest customer by revenues for the year ended December 31, 2019 and the quarter ended March 31, 2020, filed for protection under chapter 11 of Title 11 of the U.S. Bankruptcy Code on May 26, 2020. For additional information on LATAM Airlines Group S.A.’s Chapter 11 proceeding, see “—Our fourth largest customer by revenues has filed for Chapter 11 protection in the U.S. Bankruptcy Court.”

•	Reduced customer demand for services – As a result of the pandemic’s impact on our customers, we may experience reduced demand for our services. Among other things, our customers may postpone, cancel or scale back existing and potential projects with us.

•	Increased costs - We face increased costs from the pandemic, including as a result of mitigation efforts such as enabling increased work-from-home capabilities and additional health and safety measures.

•	Diversion of and strain on management and other corporate resources - Addressing the significant personal and business challenges presented by the pandemic, including various business continuity measures and the need to enable work-from-home arrangements for our Globers, has demanded significant management time and attention and strained other corporate resources, and is expected to continue to do so. Among other things, this may adversely impact our recruitment and retention, our customers and employee development and our ability to execute our strategy and various transformation initiatives, and may increase our exposure to security breaches or cyberattacks.

There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 and the measures taken in response thereto may have on our business, and, as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. We do not yet know the full extent of the impact on our business, the countries in which we operate and in which our customers do business, or the global economy as a whole. The nature of the crisis, the public health measures to contain it, and the economic impact are all developing rapidly, and they vary among the different jurisdictions where we and our customers operate. The effects on our business, results of operations, financial condition and liquidity remain highly uncertain and heighten many of our known risks described under “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Our fourth largest customer by revenues has filed for Chapter 11 protection in the U.S. Bankruptcy Court, and other customers may also experience insolvency in the future.

On May 26, 2020, LATAM Airlines Group S.A. (“LATAM Airlines”), our fourth largest customer by revenues for the year ended December 31, 2019 and the three months ended March 31, 2020, sought the protection of the U.S. Bankruptcy Court for the Southern District of New York on behalf of itself and 28 of its direct and indirect subsidiaries. Revenues from LATAM Airlines represented 4.1% of our revenues during the three months ended March 31, 2020.

On the same date as the Chapter 11 petitions were filed, LATAM Airlines moved in the Chapter 11 cases for interim and final orders authorizing payment of all or a portion of the pre-petition obligations owed to certain vendors designated as “critical vendors” of accrued and unpaid compensation owed to such critical vendors including, among others, information technology suppliers and service providers. In addition, LATAM Airlines moved for entry of interim and final orders granting administrative expense priority status to those undisputed obligations of the debtors arising from, among others, services ordered pursuant to prepetition purchase or service orders to the extent that such services are received and accepted by the debtors after the petition date, including but not limited to where partial payments or partial performance of such obligations occurred during the prepetition period. On June 1, 2020, the bankruptcy court entered interim orders granting the relief requested under these two motions.

As of March 31, 2020, we had $12.4 million of receivables from LATAM Airlines under statements of work awarded to us under our master services agreement with this customer. In addition, we had $3.5 million of unbilled fees for the month of April 2020. We are continuing to perform services for LATAM Airlines during the pendency of its Chapter 11 proceeding. Given the very early stage of LATAM Airlines’ Chapter 11 proceeding, we are not able to predict with any certainty the amount that we will ultimately recover with respect to our prepetition claims or the timing of such payments. With respect to services that we perform after the petition date in the ordinary course of business, we believe that the fees that we charge for such services will be granted administrative expense priority status under the U.S. Bankruptcy Code. However, the ultimate outcome of LATAM Airlines’ Chapter 11 cases is subject to a number of risks and uncertainties relating to LATAM Airlines’ ability to successfully complete a reorganization process under Chapter 11, including: the consummation of LATAM Airlines’ plan of reorganization; the potential adverse effects of the Chapter 11 cases on LATAM Airlines’ liquidity; LATAM Airlines’ ability to obtain timely approval by the bankruptcy court with respect to the motions filed in the Chapter 11 cases; objections by creditors to LATAM Airlines’ plan of reorganization, DIP financing, or other pleadings filed that could protract the Chapter 11 cases; LATAM Airlines’ ability to comply with the restrictions imposed by the terms and conditions of any debtor-in-possession financing and other financing arrangements that it puts in place; the bankruptcy court’s rulings in the Chapter 11 cases, including the approvals of the terms and conditions of the plan of reorganization and the debtor-in-possession financing, and the outcome of the Chapter 11 cases generally; and the length of time that LATAM Airlines will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 cases.

Other customers of ours, and other industries in which our customers operate, may, as a result of the COVID-19 pandemic or otherwise, experience financial difficulties and/or reduced liquidity. For example, the travel and hospitality sector has been materially and adversely impacted by the COVID-19 pandemic. As of March 31, 2020, we had $13.8 million of receivables from companies in that sector, excluding LATAM Airlines. Financial difficulties may cause our customers to become insolvent and possibly to seek bankruptcy protection or similar relief. Any such financial difficulties experienced and/or protections sought, by any of our other customers may increase the likelihood that we will need to reassess our expected credit losses, and possibly reflect additional impairments of our financial assets. In addition, any change in payment terms or in the collectability of our existing or future receivables from LATAM Airlines and/or such other customers could result in a decline in our revenue and profit and have a material adverse impact on our business, financial conditions, results of operations and cash flows, which could result in a decline in the price of our common shares.

Risks Related to Operating in Latin America

Argentina

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates (most notably between the U.S. dollar and the Argentine peso) and high and possibly increasing inflation in Argentina.

In recent years, the Argentine peso has suffered significant devaluations against the U.S. dollar and is continuing to devaluate against the U.S. dollar. The Argentine peso depreciated against the U.S. dollar by 18.4% in 2017, 102.2% in 2018 and 59.0% in 2019, based on the official exchange rates published by the Argentine Central Bank. Between January 1, 2020 and May 31, 2020, the Argentine peso depreciated against the U.S. dollar by 14.7%. The sharp depreciation of the Argentine peso in recent years has continued fostering inflation and created strong volatility in the Argentine peso/U.S. dollar exchange rate.

According to the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos), the consumer price index increased 47.6% in 2018, 53.8% in 2019, and 9.4% between January 1, 2020 and April 30, 2020.

Since September 1, 2019, in an effort to stabilize the exchange rate volatility and reduce the outflow of reserves from the Argentine Central Bank, the Argentine government has re-imposed rigid exchange controls and transfer restrictions, substantially limiting the ability of legal entities to purchase foreign currency and making certain payments or distributions out of Argentina. However, upon the reinstatement of such restrictions, an unofficial U.S. dollar trading market developed in which the Argentine peso/U.S. dollar exchange rate has been significantly higher than the rate in the official foreign exchange market (the “FX Market”).

In addition, since December 21, 2019, the Argentine congress has enacted Law 27,541, which, among other things, established a new 30% tax on the purchase by Argentine residents of foreign currency for portfolio purposes, for the acquisition of goods and services with credit and debit cards, and for making any payments in connection with international passenger transportation. Digital services rendered from outside Argentina (such as hosting, web services, software as a service, streaming services, etc.) are subject to a reduced tax rate of 8.0%.

As of June 2, 2020, the U.S. dollar selling exchange rate in the FX Market published by Banco de la Nación Argentina was 70.50 Argentine pesos per U.S. dollar, which is substantially lower than the selling exchange rate in the unofficial exchange market. In addition, access to foreign currency can be obtained through capital markets transactions called blue-chip swaps, subject to certain restrictions. However, these transactions are significantly more expensive than acquiring foreign exchange through the FX Market. See “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America—Argentina—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates (most notably between the U.S. dollar and the Argentine peso)” and “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America—Argentina—Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina” in our Annual Report on Form 20-F for the year ended December 31, 2019 and “—Foreign exchange restrictions have impaired our ability to receive dividends and distributions from our Argentine subsidiaries, receive the proceeds of any sale of our assets in Argentina and receive certain payments outside of Argentina through the FX market” in this report.

In addition, the Argentine economy has been, and continues to be, significantly and adversely affected by the COVID-19. For more information about the risks related to the COVID-19 pandemic, see “—Risks Related to Our Business and Industry—The extent to which the coronavirus (“COVID-19”) outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and are difficult to predict” in this report. Due to the lack of federal reserves and lack of access to financing, the Argentine government is financing all governmental aid to individuals and businesses to address the recession caused by the COVID-19 by issuing currency. If all or a substantial portion of such issuance is not absorbed in the future by the Argentine Central Bank and the federal reserves continue to decrease, inflation may rise to higher levels, including hyperinflation. See “—Argentina’s ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina” in this report.

There is uncertainty regarding the effects that the measures taken, or that may be taken, by the Argentine government to control the foreign exchange rate and inflation could have in the medium term. If the Argentine peso continues to depreciate and inflation remains high, or continues to increase, Argentina’s economy may be negatively impacted and our results of operations could be materially and adversely affected.

Argentina’s ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina.

According to a report issued by the Secretary of Finance of Argentina, in December 2019, Argentina’s foreign debt amounted to $323.1 billion, which represented 89.5% of Argentina’s gross domestic product (“GDP”). Under the terms of the Argentine government’s existing debt instruments, approximately $69.7 billion of sovereign debt in foreign currency and Argentine pesos matures in 2020.

In January 2020, a New York district court dismissed a $84 million lawsuit filed by Aurelius Capital against Argentina related to the alleged payment shortfall under Argentina’s GDP-linked bonds issued in 2013, while additional claims were pending in New York and London in respect of the same bonds. However, in March 2020, Aurelius Capital filed two new claims in New York for $252 million alleging that the Republic of Argentina breached the terms and conditions of the GDP-linked bonds.

On February 12, 2020, the Argentine congress enacted Law No. 27,544 for the Restoration of the Sustainability of the Public Debt issued under Foreign Law, authorizing the Ministry of Economy to restructure the Argentine government’s public debt.

On February 13, 2020, $1.6 billion of dual currency bonds issued by Argentina’s government matured. During February 2020, the Argentine government launched an offer to exchange the dual currency bonds with new Argentine peso-denominated bonds due in 2021, but the offer was withdrawn due to an insufficient number of bonds being tendered. Following the failure of the exchange offer, the Argentine government sought to issue another Argentine peso-denominated bond, but ultimately terminated that plan. The Argentine government then issued Decree No. 141/2020, pursuant to which it postponed the payment of principal and suspended the accrual of interest under the dual currency bonds until September 30, 2020.

On March 9, 2020, the Argentine government issued Decree No. 250/2020, which authorized negotiations for the restructuring of $68.85 billion in foreign currency and law governed sovereign bonds. On March 12, 2020, the Ministry of Economy of Argentina authorized the SEC registration of foreign sovereign bonds for a principal amount up to $68.85 billion, with the exact amounts subject to the restructuring negotiations. On March 16, 2020, the Argentine government filed a registration statement with the SEC for the offer and sale of up to $31.6 billion in new foreign sovereign bonds or warrants convertible into new bonds.

On April 6, 2020, the Argentine government issued Decree No. 346/2020, which, among other things, approved (i) the deferral of interest payments and amortization of principal on sovereign debt bonds denominated in U.S. dollars and governed by Argentine law (with certain limited exceptions), until December 31, 2020, or until any earlier date to be determined by the Ministry of Economy, and (ii) the authorization of the Ministry of Economy to carry out the exchange and/or restructuring of the bonds described in clause (i) above.

On April 21, 2020, the Argentine government launched an exchange offer with respect to all eligible foreign currency and law-governed sovereign bonds, which included a reduction of the principal amount of certain series of the eligible bonds, an interest payment grace period until November 2022, and coupons between 0.5% and 0.6% between November 2022 and November 2023 or 2025, depending on the series of the new bonds, and increasing to between 1.0% and 4.875% from those dates until final maturity depending on the series of the new bonds.

On April 22, 2020, approximately $500 million in coupon payments under the eligible foreign bonds BIRAD/USD 6.875% due 2021, BIRAD/USD 7.5% due 2026 and BIRAD/USD 7,625% due 2046 became due, subject to a cure period through May 22, 2020. When the exchange offer was originally set to expire on May 8, 2020, the Argentine government’s initial offer received a very low level of acceptance, and the government extended the deadline of the exchange offer until May 22, 2020. Upon expiration of such extension, the Argentine government did not receive additional acceptances to its initial offer and defaulted on the payment of the coupons under the eligible foreign bonds described above. The Argentine government further extended the exchange offer until June 12, 2020, but has not yet revised its initial offer.

In addition, the Province of Buenos Aires, the largest province in Argentina, had additional payments under its sovereign debt in an aggregate principal amount of approximately $110 million that matured on May 11, 2020, and has additional substantial payments maturing in June 2020. The Province is seeking to restructure its sovereign bonds through an exchange offer, and has extended the expiration date of such offer, which is currently June 5, 2020.

If the Argentine government does not successfully restructure its foreign sovereign bonds, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth, impair the ability of private sector entities to access the international capital markets or make the terms of such financing much less favorable that those accessible by companies in other countries in the region and may accelerate the depreciation of the Argentine peso, foster inflation and deepen the economic crisis and recession. In addition, Argentina may face litigation from sovereign debt holdout holders.

Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or results of our operations.

Foreign exchange restrictions have impaired our ability to receive dividends and distributions from our Argentine subsidiaries, receive the proceeds of any sale of our assets in Argentina and receive certain payments outside of Argentina through the FX market.

Since September 1, 2019, the Argentine government has re-imposed rigid exchange controls and transfer restrictions, substantially limiting the ability of legal entities to obtain foreign currency or make certain payments or distributions abroad. Among others, the foreign exchange restrictions require the prior authorization of the Argentine Central Bank to access the FX Market for purposes of acquiring foreign currency for portfolio purposes by legal entities and making dividend distributions (except in certain limited circumstances and amounts). The domestic revenues of our Argentine subsidiaries (excluding intercompany revenues to other Globant subsidiaries, which are eliminated in consolidation) were $30.9 million in 2019, $23.8 million in 2018 and $13.3 million in 2017, representing 4.7%, 4.6%, and 3.2% of our annual consolidated revenues. See “Item 4. Information on the Company—B. Business Overview—Foreign Exchange Controls” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Pursuant to the new foreign exchange regulations, our Argentine subsidiaries have access to the FX Market to make payments of dividends or other distributions of earnings out of Argentina from January 17, 2020 without prior authorization from the Argentine Central Bank, in an amount that (including the amount of the payment being made at the time of the access) does not exceed 30% of the value of new capital contributions of foreign direct investments. These contributions must be made to the Argentine entity and must be transferred to Argentina and sold for Argentine pesos through the FX Market as from such date. Access to the FX Market for the payment of dividends in excess of the amounts described above or not complying with those requirements are subject to the prior authorization of the Argentine Central Bank.

The new foreign exchange regulations have also restricted the ability of our Argentine subsidiaries to access the FX Market to acquire foreign currency without the prior authorization of the Argentine Central Bank for portfolio purposes and the ability of foreign residents to access the FX Market to acquire foreign currency for any purpose, including for the conversion and transfer out of Argentina of the proceeds of the sale of assets received by the foreign resident in Argentina. In addition, the new foreign exchange regulations require the prior authorization of the Argentine Central Bank for making any payments of services to foreign related entities except for expenses payable for their normal operation.

Pursuant to Communication “A” 7001, dated April 30, 2020, as amended, in order to access to the FX Market for making any kind of payments, the Argentine Central Bank requires an affidavit from the requestor (i) stating that it has not sold in Argentina securities settled against foreign currency or transferred securities to custody accounts out of Argentina within the immediately prior 90 consecutive days (or since April 1, 2020 in respect of any access to the FX Market until June 30, 2020); and (ii) committing not to sell in Argentina securities to be settled against foreign currency or to transfer securities to custody accounts out of Argentina within the immediately following 90 consecutive days. In addition, pursuant to such Communication, any persons holding loans in Argentine pesos at an interest rate of 24% for working capital granted in accordance with Communication “A” 6937 of the Argentine Central Bank (each a “Subsidized Loan”) cannot sell securities for settlement in foreign currency in Argentina or transfer them to custody accounts outside Argentina while those loans are outstanding. Communication “A” 7001 also provided that, for accessing the FX Market to make payments of principal and interest under any kind of foreign indebtedness outstanding as of March 19, 2020, when such indebtedness does not have a stated maturity or when such indebtedness was due prior to such date, the party must file an affidavit stating that it does not have outstanding a Subsidized Loan and will not request any such loan within the following 30 consecutive days.

By resolution of the Argentine Securities Commission (Comisión Nacional de Valores, or the “CNV”) No. 841/2020, dated May 25, 2020, the CNV established that, with certain limited exceptions, in order to process any instruction for the sale of securities for U.S. dollars or for their transfer to depositories outside Argentina, the securities must have been held for at least five business days since the date of their credit in the depository’s custody account.

Communication “A” 7030 of the Argentine Central Bank, dated May 28, 2020, requires that, for purposes of accessing the FX Market for making payments of, among others things, imports of goods, services rendered by non-Argentine residents, interests in connection with the import of goods and services, dividends and other earnings distributions, principal and interest on financial debt, payment of debt securities with public registry in Argentina, or for making international portfolio investments or transactions with derivatives by legal entities, other purchases of foreign currency for specific allocation and premium, guarantees and payments on interest hedging transactions, the party will be required to file an affidavit (i) stating, that as of such date, all of such party’s holdings of foreign currency in Argentina are deposited with Argentine financial institutions and that it does not have foreign liquid disposable assets (including, among others, foreign currency, gold and savings and checking deposits in non-Argentine financial institutions); and (ii) committing to transfer into Argentina and settle for Argentine pesos any foreign currency payments received outside of Argentina from the collection of loans granted to third parties, time deposits, or the sale of any asset when the asset was acquired, the deposit made or the loan granted after May 28, 2020.

Communication “A” 7030 also provides that, until June 30, 2020, with certain limited exceptions, access to the FX Market for the payment of the import of certain goods or the payment of principal under imports accounts payable will be subject to the prior approval of the Argentine Central Bank, except where the party files an affidavit stating that the aggregate amount of payments of imports made by such party during 2020 (including the payments of credit lines and commercial guaranties in connection thereto and the payment that is making) does not exceed the aggregate amount of imports nationalized by the party between January 1, 2020 and the date immediately prior to the date of access to the FX Market. In addition, until June 30, 2020, prior approval of the Argentine Central Bank is required for the access to the FX Market for the payment of principal under financial foreign indebtedness with non-Argentine related parties.

Pursuant to Decrees Nos. 332/2020 and 376/2020 dated April 1, 2020 and April 20, 2020, respectively, and each as amended, in connection with the COVID-19 crisis, the Argentine government approved government aid for private sector employers. Pursuant to Resolution 591, entities benefiting from these programs are prohibited from, among other things, making dividend distributions, and purchasing securities with Argentine pesos for their sale for foreign currency or transferring to custody accounts outside Argentina. Our Argentine subsidiaries received these benefits in respect of some of their employees, but we are in the process of reverting these payments to the Argentine government and withdrawing from these programs.

Due to the restrictions described above, certain of our payments and transfers could be subject to substantial additional costs that could adversely affect our business and results of operations.

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